

March 2, 2011

<u>Via U.S. Mail and Facsimile (952) 476-9801</u>

Mr. James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary
Northern Oil and Gas, Inc.
315 Manitoba Avenue — Suite 200
Wayzata, Minnesota 55391

Re: **Northern Oil and Gas, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 8, 2010
             Forms 10-K/A for Fiscal Year Ended December 31, 2009
             Filed April 30, 2010 and November 5, 2010
             Forms 10-Q for Fiscal Quarters Ended March 31, 2010; June 30, 2010;
             and September 30, 2010
             Filed May 6, 2010; August 9, 2010; and November 8, 2010
             Form 10-Q/A for Fiscal Quarter Ended June 30, 2010
             Filed November 5, 2010
             File No. 0-33999

Dear Mr. Sankovitz:

We have reviewed your filings, and your letter dated February 28, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As discussed in our telephone conference on February 28, 2011, please file amendments to your Form 10-K for the fiscal year ended December 31, 2009, as amended, and Form 10-Q for the quarter ended June 30, 2010, as amended.

Form 10-K/A for Fiscal Year Ended December 31, 2009 filed November 5, 2010

Executive Compensation, page 5

Compensation Discussion and Analysis, page 6

2.   As discussed in our telephone conference, please comply with our comments on your executive compensation disclosure in future filings, beginning with your Form 10-K for the fiscal year ended December 31, 2010. In particular, please ensure that your Compensation Discussion and Analysis describes more clearly the compensation committee's use of peer groups and does not include the inconsistencies which we pointed out to you during the call.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   You have provided a proposed reconciliation of your non-GAAP Financial Measure on a per share basis in response to prior comment five. We note you have condensed the individual amounts used to reconcile your GAAP earnings per share to Adjusted EBITDA per share into a single adjusting per share line item (Change due to Non-GAAP Measurements). Please revise your proposed reconciliation to be included in future filings to break out the condensed line item, Change due to Non-GAAP Measurements, to present the per share impact of each individual Non-GAAP Measurement amount.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or Alexandra M. Ledbetter at (202) 551-3317 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director